                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No.  6  )*

                         CleveTrust Realty Investors
-------------------------------------------------------------------------------
                                (Name of Issuer)

                Shares of Beneficial Interest, $1.00 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 186780-10-2
                      ----------------------------------
                                (CUSIP Number)

                             Joseph D. Lehrer, Esq.
    10 S. Broadway, Suite 1800 St. Louis, Missouri  63102  (314) 241-9090
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              February 19, 1997
              ---------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 9 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


CUSIP NO.  186780-10-2                              PAGE   2   OF   9    PAGES
          ----------------                                ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John D. Weil, SS# ###-##-####

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) or 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            720,000, subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        720,000, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         745,000, subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.50%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON *


       IN
--------------------------------------------------------------------------------

CUSIP NO. 186780-10-2                                                Page 3 of 9

                        AMENDMENT NO. 6 TO SCHEDULE 13D

ITEM 1.  Security and Issuer.

         The Reporting Person reported the acquisition of shares of Beneficial Interest, $1.00 par value ("Beneficial Interest") of CleveTrust Realty Investors, a Massachusetts business trust (the "Issuer"), 2001 Crocker Road, Suite 400, Westlake, Ohio 44145, in an initial filing of this Schedule 13D on July 26, 1991, as amended by Amendment No. 1 filed December 17, 1991, Amendment No. 2 filed on November 2, 1992, Amendment No. 3 filed on December 31, 1992, Amendment No. 4 filed on January 12, 1994, and Amendment No. 5 filed on February 18, 1994.

ITEM 2.  Identity and Background.

Item 2 of the Schedule 13D as originally filed reported the following:

         (a)     John D. Weil ("Reporting Person");

         (b)     200 N. Broadway, Suite 825, St. Louis, Missouri  63102;

         (c) Self-employed investor, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102;

         (d)     No;

         (e)     No;

         (f)     U.S.A.

Item 2 is hereby amended by the addition of the following:

         On February 19,1997, the Issuer and those persons identified on
Exhibit 1 to this Amendment No. 6 (the "Shareholder Parties") entered into a letter of intent (the "Letter of Intent") with RM Crowe Company ("RMC"). The Reporting Person is included in the Shareholder Parties. The Letter of Intent provides that RMC, the Issuer and the Shareholder Parties intend to negotiate definitive agreements for RMC to acquire all of the outstanding shares of Beneficial Interest of the Issuer at a price of $6.42 per share, in cash.

         The Letter of Intent provides that RMC shall have until March 31, 1997, to conduct a due diligence investigation. To evidence its good faith, RMC has deposited Three Hundred Thousand Dollars ($300,000) in an escrow account (the "Escrow Deposit"). RMC has the sole discretion to terminate the Letter of Intent on or before March 31, 1997, and the Escrow Deposit will be refunded. Assuming RMC does not terminate the Letter of Intent on or before March 31, 1997 and RMC satisfactorily completes its due diligence, the Escrow Deposit will become nonrefundable except in certain specified instances. The Issuer, RMC and the Shareholder Parties intend to enter into mutually acceptable definitive agreements providing for the share purchase. It is anticipated that, if the principal parties execute a definitive agreement, RMC would make a tender offer for all of the Issuer s shares in April, 1997. The Trustees of the Issuer have unanimously approved the terms of the Letter of Intent and have agreed, in the event a definitive agreement is executed by the Issuer, they will enter into an agreement to tender the shares they own in the tender offer. It is anticipated that the Issuer's Board of Trustees will unanimously

CUSIP NO. 186780-10-2                                                Page 4 of 9

recommend acceptance of the tender offer to the shareholders once the definitive agreement is executed.

         The Letter of Intent provides that it may be terminated in certain circumstances. The Issuer has the right to terminate the Letter of Intent if RMC is unable to furnish it with evidence of preliminary approval of RMC's financing for the transaction on or before March 10, 1997.

         The Letter of Intent states that it is expected that the definitive agreements will provide that RMC need not consummate the tender offer unless at least 90% of the outstanding shares are tendered. RMC has indicated to the Issuer that, if the tender offer is completed, RMC may desire to complete a merger to acquire, for the same consideration per share as paid in the tender offer, any shares not tendered. The consummation of the tender offer will be subject to the condition, among others, that, if necessary, the Issuer will adopt an amendment to its declaration of trust to permit such a merger.

         As a result of the execution of the Letter of Intent, the Shareholder Parties might be deemed to have acquired beneficial ownership of all of the shares of Beneficial Interest of the Issuer that are subject to the Letter of Intent as a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act"). The Reporting Person expressly disclaims any beneficial ownership interest in shares held by the other Shareholder Parties. Nothing contained in this Amendment No. 6 should be deemed to be an admission by the Reporting Person that a "group" exists within the meaning of Rule 13d-5(b)(1) of the Exchange Act as a result of the Letter of Intent.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D as originally filed reported the following:

         All shares of Beneficial Interest of the Issuer were purchased with the funds of the owners of the shares of Beneficial Interest listed in Item 5. All purchases of the shares of Beneficial Interest of the Issuer were made by purchases at prevailing market prices as quoted by the National Association of Securities Dealers, Inc.

Item 3 is not amended hereby.

ITEM 4.  Purpose of the Transaction.

Item 4 of the Schedule 13D as originally filed reported the following:

         The owners listed in Item 5 purchased the shares of Beneficial Interest of the Issuer for general investment purposes. The owners listed in
Item 5 may acquire additional shares of Beneficial Interest of the Issuer, or may dispose of shares of Beneficial Interest of the Issuer, based upon their respective investment decisions. In May, 1991, the Reporting Person was contacted by the Issuer regarding a vacancy on the expanded Board of Trustees of the Issuer. By action of the Board of Trustees of the Issuer on June 3, 1991, the Reporting Person was elected to fill such vacancy on the Board of Trustees of the Issuer. The Reporting Person shall attend his first meeting of the Board of Trustees of the Issuer on August 6, 1991. Otherwise, it is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result

CUSIP NO. 186780-10-2                                                Page 5 of 9

in any change in the present Board of Trustees or management of the Issuer. The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) any material change in the present capitalization or dividend policy of the Issuer;

         (d) any other material change in the Issuer's business or corporate structure;

         (e) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (f) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (g) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (h)     any action similar to those enumerated above.

Item 4 is hereby amended and restated in its entirety as follows:

         The owners listed in Item 5 acquired the subject securities for investment. As described in Item 2 above, the Reporting Person is party to the Letter of Intent. If the tender offer contemplated by the Letter of Intent is completed, the Reporting Person will dispose of all shares of Beneficial Interest in the Issuer of which the Reporting Person is the beneficial owner. The Letter of Intent also contemplates possible merger of the Issuer with another entity and payment to all other shareholders of the same cash consideration per share as in the tender offer. The Letter of Intent provides that RMC shall be entitled to appoint new trustees of the Issuer upon consummation of the tender offer. If the tender offer is completed and the merger is not completed, the shares of Beneficial Interest may no longer be eligible for trading in any recognized market and the Issuer may be eligible to terminate its registration and reporting under the Exchange Act, depending on the number of shareholders of the Issuer after the tender offer.

ITEM 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D as originally filed reported the following:

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 103,500 shares of Beneficial Interest in the manner hereinafter described:

CUSIP NO. 186780-10-2                                                Page 6 of 9


                                                                                              Percentage of
                                                        Relationship to         Number         Outstanding
               Shares Held in Name of                   Reporting Person       of Shares        Securities
               ----------------------                   ----------------       ---------        ----------
 John D. Weil                                         Reporting Person           98,500           5.25%

 John D. Weil, Trustee for Gideon J. Weil,            Trust for Son               5,000            .03%
 ex. by Richard K. Weil
                                                                                -------           -----
 TOTAL                                                                          103,500           5.28%
                                                                                -------           =====

        The foregoing percentages assume that the Issuer has 1,956,772 shares of Beneficial Interest outstanding.

        All shares held in the name of the family trust specified in Item 5 are reported as beneficially owned by the Reporting Person because as Trustee of such trust the Reporting Person has voting and investment power with respect to the shares of Beneficial Interest owned by such trust.

        AS PROVIDED IN S.E.C. REGULATION #240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

        (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

        (c)


    Purchase in the                                Number of           Net Price Per         Transaction
        Name of                Date                 Shares                 Share             Made Through
        -------                ----                 ------                 -----             ------------
     John D. Weil             7/24/91                5,000                2 9/16            Jefferies & Co.

        (d)    Not applicable.

        (e)    Not applicable.

Item 5 is hereby amended and restated in its entirety as follows:

        (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 745,000 shares of Beneficial Interest in the manner hereinafter described:

CUSIP NO. 186780-10-2                                                Page 7 of 9


                                                                                              Percentage of
                                                        Relationship to         Number         Outstanding
               Shares Held in Name of                   Reporting Person       of Shares        Securities
               ----------------------                   ----------------       ---------        ----------
 Woodbourne Development, L.P.(1)                     Limited Partnership
                                                     Controlled by
                                                     Reporting Person           710,000           13.82%

 Victoria L. Weil                                    Daughter                    25,000             .49%

 Clayton Management Company                          Corporation
                                                     Controlled by
                                                     Reporting Person            10,000             .19%

                                                                                -------           ------
 TOTAL                                                                          745,000           14.50%
                                                                                =======           ======

        The foregoing percentages assume that the Issuer has 5,136,616 shares of Beneficial Interest outstanding.

        All shares held in the name of family members of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members may seek investment advise or voting advice of the Reporting Person. All shares held in the name of the limited partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder of the corporate general partner of such limited partnership, the Reporting Person has voting and investment power with respect to the shares owned by such limited partnership. All shares held in the name of the corporation controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder, director and officer of such corporation, the Reporting Person has voting and investment power with respect to the shares owned by such corporation. Except for Beneficial Interest held in the name of the partnership controlled by the Reporting Person, or in the name of the corporation controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Beneficial Interest or giving the Reporting Person the right to vote such shares of Beneficial Interest.

        AS PROVIDED IN S.E.C. REGULATION #240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.





----------------------
(1) On November 1, 1996, all shares of Beneficial Interest previously reported as beneficially owned by the Reporting Person, members of his family (other than shares held by the Reporting Person s daughter as reported in Item 5) or family trusts were transferred to Woodbourne Development, L.P.

CUSIP NO. 186780-10-2                                                Page 8 of 9



        (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

        (c)    Not applicable.

        (d)    Not applicable.

        (e)    Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D as originally filed reported to following:

        The Reporting Person is Trustee of the trust mentioned in Item 5.

Item 6 is hereby amended by the addition of the following:

        See Item 2 for a description of the Letter of Intent.

ITEM 7. Material to be Filed as Exhibits.

No material exhibits were filed under Item 7 of the Schedule 13D as originally filed.

Item 7 is hereby amended by the addition of the following:

        The Letter of Intent is filed herewith as an exhibit to this Amendment No. 6 by reference to Exhibit 1 to Amendment No. 3 to statement on Schedule 13D filed with respect to the Issuer by Robert H. Kanner Deferred Compensation Trust B and Buckeye Business Products Bargaining Unit Pension Trust.

                                   SIGNATURE

        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ John D. Weil
                                        ------------------------------------
                                             John D. Weil

                                             March 14, 1997

CUSIP NO. 186780-10-2                                                Page 9 of 9


                                   EXHIBIT 1

                          PARTIES TO LETTER OF INTENT



                                 Howard Amster

                                Robert H. Kanner

                             Leighton A. Rosenthal

                                  John D. Weil

                                 John C. Kikol